

May 22, 2015

<u>Via E-mail</u>
Mr. Robert A. Milligan
Chief Financial Officer
Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
16435 N. Scottsdale Road, Suite 320
Scottsdale, AZ 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-35568**
>
> **Healthcare Trust of America Holdings, LP**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 333-190916**

Dear Mr. Milligan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. On page 71, you disclose that you capitalized internal leasing related costs. Please tell us the amount of internal costs you capitalize to deferred leasing costs and real estate investments for all periods presented. If material, please confirm for us that you will disclose this information within future periodic filings and discuss any significant fluctuations in such capitalized internal costs within your MD&A.

<u>FFO and Normalized FFO, page 44</u>

2.   We note that your calculation of FFO starts with Net income attributable to common stockholders and as such, it appears that the resulting amount of FFO represents FFO attributable to common stockholders rather than FFO for the entire company. In future filings please re-label "Funds from operations" to "Funds from operations attributable to common stockholders".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant